SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Monthly Investor Update: Capacity, Cash Generation and Liquidity

33% increase in passenger demand grows capacity to a peak of 610 flights a day;
First airline to return the 737 MAX to service;

Consolidated gross revenues reached R$852 million, with an average load factor of 81.0%;

Generated net cash of R$6 million/day and concluded fundraising of R$1.0 billion

São Paulo, January 8, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, today provides its Investor Update for the month of December of 2020. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

Since the last monthly update on December 7, 2020, GOL increased its capacity to an average of 476 flights per day, a 29% increase from an average of 369 daily flights in November. On peak days, the Company operated approximately 610 daily flights in December to meet the increase in demand for air travel. This month, GOL reached a new record of passengers transported since the beginning of the pandemic with more than 89,000 Customers served in a single day. GOL’s consolidated gross revenues for the month were R$852 million and the average load factor was 81.0%, very consistent in relation to previous months.

Continuing its trend for preserving liquidity, the Company generated net cash (“earn”) for the second consecutive month, totaling R$6 million/day in December. This is a notable improvement compared to GOL’s forecasted net cash consumption of R$3 million/day for this period.

“In this extremely challenging year for airlines, we are proud that GOL has excelled in managing its balance sheet, network, pricing and capacity,” said Paulo Kakinoff, CEO. “Thanks to our loyal Team of Eagles, Management and stakeholders, the Company has continuously affirmed its leadership in the airline sector evidenced by our ability to quickly adapt and innovate in the face of adversity. As we look to the future, we believe this fearless and flexible approach is what will drive GOL to achieve even greater growth and success in 2021.”

During 4Q20, there was a 46% increase in the search for GOL airline tickets, compared to 3Q20. On specific dates this metric was higher than the same day in 2019, an important sign of the return of consumer confidence. Because of this greater interest, the Company recorded a 24% increase in sales across all channels in the quarter when compared to 3Q20 with a continuous focus on improving fare quality.

The high season network, in operation between December 18, 2020 and January 31, 2021, will offer an average of 558 daily flights, to serve the demand of Customers who wish to fly for the holidays and summer vacation. During this period, GOL continues to implement one of its biggest drivers of growth: connectivity. The new routes in São Paulo (GRU and CGH), Brasília (BSB), Rio de Janeiro (GIG and SDU), Fortaleza (FOR) and Salvador (SSA) are important components of network growth and bring the ability to capture demand throughout the country via our distributed nationwide hubs. In December, GOL added Jericoacoara (Ceará state), Caldas Novas (Goiás state) and Cabo Frio (Rio de Janeiro state) to its flight destinations, meaning that it is now operating 100% of the bases in its domestic network.

Added Kakinoff: “We have reached an important milestone by returning all of our domestic bases to operation. This will enable us to focus on our purpose to be ‘First for Everyone’ by providing our passengers with the most comprehensive network in Brazil as demand for air travel returns.”

First to Fly the MAX Again

In December, GOL was the first airline in the world to commercially fly the Boeing 737 MAX again. The historic flight took place on December 9, 2020, departing from Guarulhos (GRU) bound for Porto Alegre (POA), with maximum load factor. Since then, the Company has continued to reintegrate all of its seven MAX aircraft into its operating fleet, transporting 100,000 Customers in December.

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Monthly Investor Update: Capacity, Cash Generation and Liquidity

Concluded Kakinoff: “We have trained our pilots and undertaken technical flights for the return of the MAX aircraft, and we are confident that it is one of the safest and most efficient aircraft in the world. The MAX is an important reinforcement to our fleet for the high season, enabling us to more effectively manage our network while also gaining the benefits of its 15% fuel efficiency over the NG and longer flight distances.”

The return of the MAX will enable GOL to resume high aircraft utilization and expand its network, predominantly concentrated in Brazil. Additionally, it will be a main catalyst of unit cost reductions in future years as GOL continues to take measures to strengthen its balance sheet and increase profitability.

Liquidity On Hand For The Recovery

GOL ended the month with approximately R$2.5 billion in total liquidity. Including the financeable amounts of deposits and unencumbered assets, the Company’s potential liquidity sources total over R$5 billion. During December 2020, GOL reduced its short-term debt by a total of R$790 million. The average maturity of the Company’s long-term debt, excluding aircraft leases and perpetual notes, is approximately three years.

Based on conservative assumptions, and with the increase in operational volumes and sales, GOL has improved its operating cash flow equilibrium. The Company estimates that it has sufficient liquidity to finance its working capital, expenses and debt service during this growth phase. For the first quarter of 2021, the Company is estimating net cash consumption to be R$2 million/day.

“We have addressed all the relevant financial obligations provided for in our cash flow, and we have a solid partnership with the main providers of working capital. The financial management since the beginning of this pandemic reflects GOL’s commitment and focus on having a sound capital structure, minimizing our cost of capital and strengthening the balance sheet through the continued recovery,” added Richard Lark, CFO.

In December, the Company issued Senior Secured Notes due 2026, through its subsidiary GOL Finance, in the principal amount of US$200 million (~R$1.0 billion), with an 8.00% p.a. interest rate, secured by certain assets of the Company appraised at ~R$4.5 billion and guaranteed by GOL and GOL Linhas Aéreas S.A. (GLA). This placement is the first issuance under a new secured debt program, designed to provide flexibility for the Company to opportunistically raise additional pari passu debt against the same collateral pool, and further diversifies the Company’s capital structure. The Senior Secured Notes were rated B2/Stable by Moody’s which is one notch above Moody’s B3/ Stable family corporate rating.

“This new secured debt program demonstrates GOL’s access to capital, highlights the availability of attractive secured financing options for the Company, complements our unsecured financing program and enhances GOL’s financial flexibility,” concluded Richard.

Adjusting Fleet Structure to Efficiently Increase Capacity to Meet Demand

The Company’s fleet plan has always included flexibility to adjust the size of the fleet to either return aircraft or extend aircraft leases to match the volatility of the air travel business. This flexibility has been critical as GOL has managed the size of its fleet through the pandemic. Since the start of the pandemic and through January of 2021, GOL will have decreased its fleet by 14 Boeing 737 leased aircraft and reduced its 2020-2022 Boeing 737 MAX deliveries by 34 aircraft.

The Company ended December 2020 with a total fleet of 127 B737s, seven of which are model B737-MAX. With 95 aircraft operating in its network, daily flight operations increased 29% over November 2020 and were equivalent to 60% of the same period last year. During the month, GOL increased frequencies in its hubs in São Paulo, Rio de Janeiro, Fortaleza, Salvador and Brasília. The current network represents even higher levels of connectivity compared to the beginning of the year, with more destinations and faster connections. As a result, the Company is positioned for growth in both major and regional markets.

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Monthly Investor Update: Capacity, Cash Generation and Liquidity

Enhancing GOL’s Cost Advantage

Matching capacity to demand has always been a competitive advantage in the Company’s fleet management and allows GOL to maintain significant flexibility to respond to the prevailing demand trends. December 2020 showed continued demand recovery over November 2020 and provided better visibility into the first quarter of 2021. GOL expects to end 1Q21 at approximately 70% of the level of capacity and demand as it had at the end of 1Q20, with a consistent and profitable average load factor, above 80%.

In January 2021, GOL is increasing its capacity to approximately 550 flights per day, and nearly 620 daily flights on peak days, placing the Company’s operations at over 65% of the domestic flight schedule in January 2020. During this current month, GOL will be operating 92 aircraft in its network.

The Company’s aircraft contracts are adjusted to meet the expected recovery of demand in 2021 and also will provide an effective reduction in GOL’s unit operating costs. Additionally, The Company has reduced its fixed costs by converting a portion of its monthly lease payments to variable power-by-the-hour.

For 4Q20, GOL expects to maintain personnel costs reduced at up to 40% of pre-pandemic levels. Having converted a significant portion of fixed payroll and fleet costs into variable costs, the Company is well-positioned to expand its unit cost leadership.

“Our single-type fleet operating model, variable cost structure and dominant position in Brazil’s high-density traffic hubs enables us to quickly add routes to meet demand, while maintaining discipline on capacity and profitability,” said Celso Ferrer, Vice president of Operations.

These competitive advantages are further evidenced by the actions of GOL’s stakeholders who have supported the Company during this global crisis. GOL Management fully honored its commitments with the global capital markets and the Company is the only airline in Latin America to have returned capital to investors in 2020. GOL expects these actions will continue to define the Company, and it counts on the continued support and trust of its stakeholders and partners investing in the recovery of the Brazilian market.

Proposal to Combine GLA and Smiles

With greater visibility on what is required to more efficiently manage GOL’s businesses and to position the GOL Group to be successful in responding to an increasingly competitive operating environment, GOL and GLA submitted to Smiles’ Board of Directors a new proposal to combine GOL’s two operating subsidiaries, GLA, the largest domestic airline in Brazil, and Smiles, the loyalty and mileage program. The Company believes the proposed transaction is an important milestone to maximize future value for both GOL and Smiles shareholders. The proposed corporate reorganization will be submitted to GOL and Smiles’ shareholders for approval, as applicable.

Paulo Kakinoff commented: “We believe that this reorganization will ensure the continued competitiveness of the airline and the loyalty program, simplify governance, strengthen the combined capital structure, and decrease operating, administrative and financial costs, which also reduces tax inefficiencies, maximizing value for all shareholders of the GOL Group.”

Trust with the Resumption of Travel

Throughout 2020, the Company obtained the top rating on the Consumidor.gov.br portal, leading in the Solution Index, the Satisfaction Index and the Average Response Time.

“Through our values of Service and Safety, our Customers are confident in flying. We are working on every front, including ticket sales, customer service, boarding, the in-flight experience and disembarkation services, to ensure that our travelers are comfortable with the entire flight experience. We believe Customers will want to fly with the airline they trust most on Service and Safety, both during and after the pandemic,” said Eduardo Bernardes, Vice president of Sales and Marketing.

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Monthly Investor Update: Capacity, Cash Generation and Liquidity

Key Metrics – December 2020 (preliminary and unaudited)

Liquidity	December/2020	∆ November/2020
Total liquidity Deposits Unencumbered assets	R$2.5 billion R$2.1 billion R$1.3 billion	+3% -3% 0%
Net Cash generated	December/2020	∆ November/2020
Cash inflows Cash outflows¹ Net cash generated (“earn”)	R$59 MM/day R$(53) MM/day R$6 MM/day	+96% +95% +101%
Fleet	December/2020	∆ November/2020
Total (average) Operating aircraft (average) Flights per day (average) Network destinations – Total²	127 95 476 (60% of 2019) 63 (84% of 2019)	0 0 +29% 0%
Operating Results	December/2020	∆ November/2020
Seats – Domestic & Total (000) ASK – Domestic & Total (million) Load factor – Domestic & Total Consolidated gross revenue (R$MM)	2,591 3,123 81.0% 852	+33% +38% -3.5 p.p. +52%
1-	Including full payment of financial expenses;
2-	Excludes codeshare and interline destinations.

4Q20 Commentary

•    GOL expects a Loss Per Share (EPS) and a Loss Per American Depositary Share (EPADS) for 4Q20 of approximately R$1.75[1] and US$0.65[1], respectively.

•    EBITDA[2] margin for the fourth quarter excluding non-operating and non-recurring expenses is expected to be 30% to 32%, a decrease in relation to the quarter ended in December 2019 (39%2).

•    Passenger unit revenue (PRASK) for the 4Q20 is expected to be approximately 15% lower year-over-year. GOL expects unit revenue (RASK) to be 13% lower when compared to 4Q19.

•    Non-fuel unit costs (CASK ex-fuel) for 4Q20 excluding non-operating and non-recurring expenses are expected to increase approximately 7%[4] compared to 4Q19 reported CASK ex-fuel, primarily due to a 42% reduction in ASKs and the 32% depreciation of the Brazilian Real versus the US dollar. Fuel unit costs (CASK fuel) are expected to reduce by approximately 12% year-over-year, impacted by a 17% decrease in the average fuel price and partially offset by the BRL depreciation versus USD.

•    GOL’s financial leverage, as measured by the Net Debt3/LTM EBITDA ratio, was approximately 5x at the end of the December 2020 quarter. The Company amortized approximately R$1.1 billion of total debt in the quarter, and total liquidity was R$2.5 billion, comprised of R$1.8 billion in cash and investments and R$0.7 billion in receivables. Including the financeable amounts of deposits and unencumbered assets, GOL’s liquidity sources total over R$5 billion.

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Monthly Investor Update: Capacity, Cash Generation and Liquidity

Preliminary and Unaudited Projections

EBITDA Margin[2]

EBIT Margin[4]

Other Revenue (cargo, loyalty, other)

Average fuel price per liter

Average exchange rate

Passenger unit revenue (PRASK)

Operating CASK Ex-fuel[4]

Domestic Demand – RPK

Domestic Capacity – ASK

Domestic Capacity – Seats

Total Demand – RPK

Total Capacity – ASK

Total Capacity – Seats

4Q20 30% - 32% 18% - 20% 8% of revenues R$2.31 - R$2.37 R$5.44 4Q20 vs. 4Q19 Down ~15% Up ~ 7% Down ~35% Down ~34% Down ~43% Down ~42% Down ~42% Down ~46%
1.	Excluding gains and losses on currency and Exchangeable Senior Notes.
2.	Excluding non-operating expenses and depreciation related to fleet idleness of approximately R$530 million in 4Q20 and non-recurring expenses of approximately R$310 million in 4Q19.
3.	Excluding Perpetual Notes and Exchangeable Senior Notes.
4.	Excluding depreciation and non-operating expenses of approximately R$530 million in 4Q20 and non-recurring expenses of approximately R$310 million in 4Q19.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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Monthly Investor Update: Capacity, Cash Generation and Liquidity

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer